
05005780

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

4 February 2005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA



Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pw K. Callaghan

Andrew Geddes
Corporate Communications

encl



asx announcement

Australia's 'artificial heart' will be trialled in Norway

Sydney, 4 February 2005: Ventracor Limited (ASX: VCR) today confirmed it had received permission to begin recruiting patients in Norway through the Rikshopitalet University Hospital in Oslo as part of its CE Mark Trial now underway.

Sydney-based Ventracor's CE Mark Trial is aimed at gathering data to support an application for permission to apply the CE mark to the VentrAssist™ left ventricular assist system (LVAS) so it can be sold in the major market of Europe as soon as possible.

Ventracor Chief Executive Officer, Colin Sutton PhD, said "In addition to Papworth Hospital in the UK, we anticipate this new and very large European clinical trial centre will accelerate patient recruitment and bring us closer to our application for approval to sell in the major market of Europe," Dr Sutton said.

The Rikshospitalet Univeristy Hospital Ethics Committee and local regulatory authorities all approved Ventracor's clinical trial protocols and application to trial the VentrAssist™ in Norway.

Medical investigators at Rikshospitalet will now begin will now begin the trial site initiation process in preparation for patient recruitment. The hospital will be supported Ventracor staff based in the UK.

Rikshospitalet is one of the largest heart transplant centers in Europe. Surgical staff were trained at The Alfred hospital in Melbourne late last year.

About the CE Mark Trial

Ventracor's CE Mark Trial is aimed at gathering data to support an application for permission for the current notified body to apply the CE Mark to the VentrAssist™ so it can be sold in the major market of Europe. To collect appropriate supporting data as quickly as possible, the trial process has been divided into patients requiring a bridge-to transplant (BTT) and patients requiring a permanent implant or 'destination therapy' (DT).

CE Mark Trial recruitment is scheduled to close mid-2005. This trial is the last step in product validation to demonstrate the VentrAssist™ is safe and efficacious for Europe as its first intended market. Regulatory approval for Europe will expedite global commercialisation.

About Ventracor

Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and $US12 billion per year.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086